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STREAMLINE 66 PODCAST

SIGMUND L. CORNELIUS
Former SVP and CFO of ConocoPhillips

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Sig Cornelius, Former SVP and CFO of ConocoPhillips

Streamline 66
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Sig Cornelius, the former CFO of ConocoPhillips, draws on his four-decade career in the energy industry to share insights on refining operations, midstream assets, and his experiences on boards during corporate transformations.

Additional Information:

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com..

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SOCIAL MEDIA POSTS



Streamline 66 @streamline66 · 18m



Stacy Nieuwoudt, Elliott nominee for Phillips 66's (NYSE: PSX) Board, explores how breaking up large energy conglomerates can unlock significant value. Vote the GOLD card FOR Elliott's qualified Board nominees and proposal calling for annual elections for all Board seats. bit.ly/s66-x-o35

STREAMLINE 66
PODCAST
0:39

 **Streamline 66** ✔ @streamline66 · 48m

Brian Coffman, Elliott nominee for Phillips 66's (NYSE: PSX) Board, would bring decades of top-tier refining experience to the boardroom. Vote the GOLD card FOR Elliott's highly qualified board nominees and proposal calling for annual elections for all board seats.



> There needs to be real tight connection between the commercial organization and the refining organization...that's something that Phillips 66 seems to have taken their eye off the ball on.



Brian Coffman, Former CEO of Motiva Enterprises, Elliott Board Nominee

STREAMLINE 66

ⓘ Click here for more important information



Elliott: Coffman Would Bring Refining Expertise to Phillips 66 Board

From streamline66.com

WEBSITE MATERIALS

ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

SANDBAGGING? OR A BROKEN BUSINESS MODEL?

Phillips 66's first-quarter earnings report on April 25 comes amid a long, frustrating period of underperformance versus its peers. Institutional investors say they're fed up with leadership's flawed strategy and poor operational execution, according to a recent survey.[1] Now, under pressure to deliver, management appears to be lowering expectations.

| Read More → |



STREAMLINE 66 PODCAST | SIG CORNELIUS, FORMER SVP AND CFO OF CONOCOPHILLIPS

Sig Cornelius, the former CFO of ConocoPhillips, draws on his four-decade career in the energy industry to share insights on refining operations, midstream assets and his experiences on boards during corporate transformations.

| View Podcast → |



PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE

After years of Phillips 66's (NYSE: PSX) stock underperformance and operational missteps, the investor community is fed up with its strategy and leadership – even as it gives high marks to the Company's collection of strong assets and enviable competitive positioning.

| Read More → |



YOUR VOTE MATTERS
VOTE YOUR SHARES TODAY

The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held...

STREAMLINE 66 GOLD PROXY CARD

ELLIOTT NOMINEES	FOR	WITHHOLD
Brian S. Coffman	✓	
Sigmund L. Cornelius	✓	
Michael A. Heim	✓	
Stacy D. Nieuwoudt	✓	

OPPOSED PHILLIPS 66 NOMINEES

The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

A. Nigel Hearne
John E. Lowe
Robert W. Pease
Howard L. Ungerleider

PROPOSALS

Strong recommendation to vote "FOR" Proposal 2
No recommendation with respect to Proposals 3, 4, 5
Strong recommendation to vote "FOR" Proposal 6

How To Vote →



ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

Dear Fellow Phillips 66 Shareholder:

We are writing to you as fellow investors in Phillips 66 (NYSE: PSX) (the "Company"), an energy conglomerate that is falling well short of its potential and is in urgent need of a new direction.

We believe that with resolute and decisive action, Phillips 66 is primed to deliver far greater returns for its shareholders than it has over the past decade. The purpose of this letter is to seek your support for an upgraded Board of Directors that is committed to achieving the performance that shareholders demand and deserve. Your vote on the enclosed **Gold Card** will set in motion a clear plan to improve Phillips 66's operating performance, strengthen Board accountability and increase the value of your investment.

Read Full Letter Here →



ELLIOTT'S STREAMLINE 66 PRESENTATION

February 11, 2025

Download Presentation →

NOMINEES

Elliott has nominated four highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.









Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**

Sigmund L. Cornelius

Former SVP and CFO of **ConocoPhillips**

Michael A. Heim

One of the founders and former President and COO of **Targa Resources**

Stacy D. Nieuwoudt

Former Energy and Industrials Analyst at **Citadel**

MATERIALS







Press Releases

ELLIOTT RELEASES FOURTH EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE SIGMUND CORNELIUS

April 22, 2025

Press Releases

ELLIOTT RELEASES BONUS EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH PARTNER JOHN PIKE

April 17, 2025

STREAMLINE 66
PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE
SURVEY OF INSTITUTIONAL INVESTORS RANKS PHILLIPS 66 LAST
EFFECTIVENESS OF CEO
INVESTORS SEE PHILLIPS 66'S CEO, MARK LASHIER, AS INEFFECTIVE.

Press Releases

ELLIOTT RELEASES THIRD-PARTY SURVEY RESULTS FINDING THAT PHILLIPS 66 SHAREHOLDERS RANK THE COMPANY LAST IN OPERATIONS, CEO EFFECTIVENESS AND VALUE CREATION

April 16, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →















STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.





NOMINEES



SIGMUND L. CORNELIUS

Former SVP and CFO of ConocoPhillips

Sigmund Cornelius was President and Chief Operating Officer of Freeport LNG until 2021 and remained President until retiring in 2023. He previously spent three decades at ConocoPhillips, including as Senior Vice President and Chief Financial Officer and President, Exploration and Production – Lower 48. Cornelius currently serves as a director of Parex Resources. He is a member of the board of directors of the Electric Reliability Council of Texas (ERCOT). His previous board seats include CARBO Ceramics, Andeavor Logistics, Parallel Energy Trust, Western Refining, Columbia Pipeline Group, NiSource, Centrus Energy, DCP Midstream Partners, and Chevron Phillips Chemical Company. Cornelius' significant executive level energy industry experience, background in strategic planning and risk oversight, and extensive public board experience – including at companies in the refining sector – would make him a valuable addition to the Phillips Board.

Streamline 66 Podcast | Sig Cornelius, Former SVP and CFO of ConocoPhillips

Return to Nominees →





Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information



PRESS RELEASES



Press Releases

ELLIOTT RELEASES FOURTH EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE SIGMUND CORNELIUS

April 22, 2025

Press Releases

ELLIOTT RELEASES BONUS EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH PARTNER JOHN PIKE

April 17, 2025



STREAMLINE 66
PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE
SURVEY OF INSTITUTIONAL INVESTORS RANKS PHILLIPS 66 LAST
EFFECTIVENESS OF CEO
INVESTORS SEE PHILLIPS 66'S CEO, MARK LASHIER, AS INEFFECTIVE.

Press Releases

ELLIOTT RELEASES THIRD-PARTY SURVEY RESULTS FINDING THAT PHILLIPS 66 SHAREHOLDERS RANK THE COMPANY LAST IN OPERATIONS, CEO EFFECTIVENESS AND VALUE CREATION

April 16, 2025





Press Releases

ELLIOTT RELEASES SECOND EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE STACY NIEUWOUDT

April 15, 2025



Press Releases

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK VALUE AT PHILLIPS 66

April 9, 2025



STREAMLINE 66
PODCAST

Press Releases

ELLIOTT LAUNCHES "STREAMLINE 66" PODCAST FEATURING 1:1 CONVERSATIONS WITH ITS BEST-IN-CLASS DIRECTOR NOMINEES

April 8, 2025



Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS AND MAILS DEFINITIVE PROXY MATERIALS OUTLINING WHY BOARD CHANGE IS NEEDED AT PHILLIPS 66



Press Releases

ELLIOTT TAKES LEGAL ACTION TO PROTECT THE RIGHTS OF PHILLIPS 66 STOCKHOLDERS

March 25, 2025



Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR THE BOARD OF PHILLIPS 66

March 4, 2025

April 3, 2025



Press Releases

ELLIOTT SENDS LETTER AND PRESENTATION TO THE BOARD OF PHILLIPS 66

February 11, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →















STREAMLINE66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.





STREAMLINE 66

Home | Nominees | Podcast | Materials | About Elliott | Contact | How To Vote

PODCAST

STREAMLINE 66
PODCAST



S1: E1

WELCOME TO THE STREAMLINE 66 PODCAST



S1: E2

BRIAN COFFMAN, FORMER CEO OF MOTIVA



S1: E3

STACY NIEUWOUDT, FORMER ENERGY AND INDUSTRIALS ANALYST AT CITADEL



S1: E4

BONUS EPISODE: JOHN PIKE, PARTNER AT ELLIOTT



S1: E5

SIG CORNELIUS, FORMER SVP AND CFO OF CONOCOPHILLIPS

SUBSCRIBE TO RECEIVE UPDATES

SUBSCRIBE TO RECEIVE UPDATES



Email Address →





STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information



Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



SIG CORNELIUS, FORMER SVP AND CFO OF CONOCOPHILLIPS

STREAMLINE 66 PODCAST

Sig Cornelius, the former CFO of ConocoPhillips, draws on his four-decade career in the energy industry to share insights on refining operations, midstream assets and his experiences on boards during corporate transformations.

Back To Podcast →

   





EPISODE TRANSCRIPT

Bri Scholtz (0:00)

Welcome to the Streamline 66 podcast, where we bring you the latest in Elliott Investment Management's effort to unlock value at Phillips 66. Joining me today is Sig Cornelius, who has spent four decades in the energy industry, including as CFO of ConocoPhillips. Sig, thank you so much for joining us today on the podcast.

Sig Cornelius (0:19)

It's great to be here.

Bri Scholtz (0:21)

So, I'd like to start with your background, a little bit about where you grew up and how you ended up studying agriculture.

Sig Cornelius (0:27)

Sure, I grew up on a farm in Iowa and always assumed that I would go to Iowa State University and graduate with a degree in agriculture and go back to work the family farm with my dad. Between my junior and senior year, I decided to redirect my career and pursue a career in the banking industry. When I graduated, I took a job as an agricultural loan officer in a bank in Minnesota. I thought that was a good mix of my agricultural background and my business background. Had a very successful banking career going after three years, but wasn't convinced I wanted to be a banker all my life. So, I left the banking industry, went back to Purdue, got an MBA, and hired on with Conoco.

Bri Scholtz (1:12)

What drew you to energy?

Sig Cornelius (1:15)

I was always interested in the energy business. And then when I graduated from Purdue, interviewed a number of energy companies, had several different opportunities, elected to

go with ConocoPhillips, or Conoco at the time, because they offered a fast-track management development program for MBAs, which provided a path to executive management.

Bri Scholtz (1:40)

Can you share a little bit about that experience, the roles and responsibilities that you held there?

Sig Cornelius (1:46)

As I mentioned, I started at a program which was called the Management Development Program in the midstream business, it was called Natural Gas and Gas Processing. I rotated just about every functional area in natural gas and gas processing business before moving into the upstream organization, then commercial, then corporate, back to upstream. You mentioned I retired as a CFO. Ironically, the CFO position was only the second time I actually worked in the finance organization in my 30-year career with Conoco. I was involved in 26 different unique jobs in my 30-year with Conoco and relocated 14 times.

Bri Scholtz (2:30)

And you took over the CFO role in 2008 during the global financial crisis. I'm sure that was a difficult time to take over the reins. Can you talk about some defining moments during that role?

Sig Cornelius (2:44)

It was a very difficult time. The credit markets were uncertain, sometimes locked out, which was particularly challenging for ConocoPhillips because we had a lot of debt and we were a very big player in the commercial paper market. So, maintaining our liquidity through that was paramount. We had to obviously reassess our capital program, take a heavy focus on operating expenses, look at divestitures, and then, of course, maintaining our dividend through that when a lot of people thought our dividend was in jeopardy. I don't know if I'm pleased to say this or not, but as a CFO we obviously had to look at impairment tests across all our assets, and we ended up writing off $36 billion under my watch as CFO.

Bri Scholtz (3:39)

And you left that role about a year before the spin of Phillips 66 from ConocoPhillips. Can you talk about the deliberations that were happening before that spin-off transaction?

Sig Cornelius (3:52)

Well, as you mentioned, it happened shortly after I left the company. And we were always telling the Street that being an integrated company had significant value. I was an advocate late in my career that we should look seriously at splitting the company. The market was telling us that the company valuation was such that these are really two different companies. You end up with a sub-allocation of capital. I think history has shown that it was the right decision.

Bri Scholtz (4:26)

So, you oversaw significant structural change during your time at ConocoPhillips. What are some key learnings that you would apply to Phillips 66 today?

Sig Cornelius (4:36)

Well, for one thing, great companies don't sit on legacy structures. As you know, Phillips 66 was created as a result of the split off. And now they find their self in a situation where they have a company which has different business lines. They have become a large midstream player in addition to the refining and marketing and have still a position in CP Chem. You have to listen and you have to have the courage to act. I think as far as listening goes, think sooner or later the market tells you to do the right thing. And as far as courage to act, leadership to me is about recognizing where the company needs to go and taking action before it becomes obvious to everyone.

Bri Scholtz (5:24)

And how should the board of Phillips 66 think about capital discipline?

Sig Cornelius (5:28)

You have to have a robust capital allocation process that prioritizes financial returns, looks back at those decisions that are made and taking action on underperforming assets. At the time that I was CFO of ConocoPhillips, I was involved in leading one of the large divestiture programs at that time where we rebalanced and reallocated capital. So Phillips finds themselves, I think, in a similar position where they have assets that are underperforming and need to be refocused.

Bri Scholtz (6:04)

I'd like to zoom in on your time at Western Refining where you served on the board and you worked very closely with Jeff Stevens and Paul Foster. What are some learnings that you had from that experience that you could apply to Phillips 66?

Sig Cornelius (6:16)

Well, first of all, I think Paul Foster and Jeff Stevens are some of the greatest entrepreneurs I've ever worked with. They were able to recognize value in a refining asset that nobody else saw and were able to maximize shareholder returns during the time they had it, all the way from basically revamping that asset to eventually merging the company with Andeavor Logistics.

Jeff and Paul were relentless on focus on operating expenses, turnaround schedules, market capture, improved feedstocks, things like that. But they were always focused on shareholder return. And I think the other thing I would give them high marks for is the focus on having the right people in the right job.

Bri Scholtz (7:12)

And so, given some of the performance issues that Phillips 66 is facing in refining, where do you think the board should be leaning in here?

Sig Cornelius (7:20)

I think first and foremost, they should look at it asset by asset. Earnings per barrel, operating expenses, market capture, feedstock yield, all those things that are fundamental to the refining business. And again, they should take it region by region, asset by asset. I know they have the Solomon study report – we used that a long time in my day. I think the board should hold management accountable to identify the gaps and what they are doing to close the gaps.

Bri Scholtz (7:56)

And what's your view on the opportunity at Philips's midstream assets?

Sig Cornelius (8:01)

I think they have great assets that right now are locked up in an organization, a business that frankly the Street doesn't know how to evaluate. Is Phillips 66 a refining and marketing company? Or is it a midstream company? Or is it both? And by the way, we have this investment in CP Chem – what is the strategic rationale for that? So, great assets, they need to be liberated.

Bri Scholtz (8:31)

And so, you think they'd be more attractive on their own. Do you think that there's maybe a potential buyer for them?

Sig Cornelius (8:35)

Well, it could be. But I also know that they could exist as a standalone company. They have the sufficient scale and scope to be a standalone company. But again, from the board's perspective, they have the duty and fiduciary responsibility to evaluate all those options.

Bri Scholtz (8:52)

That's a great transition point because I'd love to talk a little bit about your board work and some of the high-stakes situations that you've been involved in, particularly M&A situations while you've served on boards.

Sig Cornelius (9:04)

Sure. I have been on eight boards, currently one other public company board right now, and been involved in a series of strategic transactions and transformational opportunities.

I'd like to take you back to the NiSource board. NiSource is a public utility headquartered in Indiana that, at the time I was on the board, they also owned the Columbia Pipeline assets. The board had deliberations on whether or not it was time to spin off the Columbia Pipeline assets rather than keep those in the company because, once again, it was a different business. Yes, there was some relationship, but the Columbia Pipeline had its own capital issues, management issues, tremendous value that was locked up behind a utility. At first there was resistance within the company, saying, "They're too intertwined, the complexities there … how do we deal with the tax issues?" Based on my experience and with the board support, we pushed management to say, "Let's not treat the tax issues as potential obstacles. There are a way around those, so come back with the reasons why we can't do it because this is something that needs to be seriously looked at." Turns out tax issues were manageable. We elected to split the company. I became lead director of Columbia Pipeline. The market reacted very positively to it, and the rest is history.

Bri Scholtz (10:38)

And so how do you think about the board's role in these transactions and what do you think is missing in terms of the Phillips board today?

Sig Cornelius (10:47)

From my perspective, and of course I'm not there to view it, but it seems like they have taken a rather passive role. Obviously boards should not run the company; boards should set strategic direction and hold management accountable for results. I would be asking for answers on "why are these assets underperforming the competition?" It's clear that they are not matching up to the results posted by Valero, Marathon. And you can, as I said earlier, we can break that down on a refinery basis. These are good assets, they're just not performing. So, why are they not performing? I would also challenge the aspect about synergies between the midstream and refining business and maybe chemicals. Are they there? If so, why can't you quantify them? Because the Street hears lots of talk about why the two businesses need to stay together, but I don't think that's been proven. And I think the board has a responsibility to clarify that. And if I was the board, I would be concerned with the lack of credibility this management team has in the marketplace. I think that's unacceptable.

Bri Scholtz (12:03)

And as far as the board structure, how do you see the combined CEO-Chair role impacting the decision-making function of the board?

Sig Cornelius (12:12)

Well, I've seen it both ways, Bri. Like I said, I've been on eight boards. It can work both ways, but I think there's no doubt when it's a combined role, the power balance shifts more towards management. And that can be problematic in times, particularly when strategic decision is necessary because it's hard to take on a powerful CEO and chairman when they're one in the same.

Bri Scholtz (12:43)

And I'd like to end on: what excites you most about the opportunity to join the Phillips 66 board?

Sig Cornelius (12:48)

Well, first of all, I'm fully aligned with creating shareholder value for this company. I have retained most, if not all, of the shares that I accumulated during my 30-year career with the company and subsequently a spinoff. So, I'm all in on value creation.

Second of all, I bring 45 years of experience in the energy business to this, along with board experience and governance. This is a company that has good people, has a rich history, and great assets that don't necessarily belong together. So, I'm excited for the opportunity. I'm excited to bring my experience one more time to the game. And I think the opportunity here could not be clearer.

Bri Scholtz (13:31)

Sig, thank you so much for joining the podcast and your willingness to serve on the board of Phillips 66.

Sig Cornelius (13:36)

Thank you very much.



SUBSCRIBE TO RECEIVE UPDATES

Email Address →





STREAMLINE 66

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information



Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

SANDBAGGING? OR A BROKEN BUSINESS MODEL?

Phillips 66's first-quarter earnings report on April 25 comes amid a long, frustrating period of underperformance versus its peers. Institutional investors say they're fed up with leadership's flawed strategy and poor operational execution, according to a recent survey.[1] Now, under pressure to deliver, management appears to be lowering expectations.

The first quarter of 2025 is likely to prove an unfortunate continuation of the status quo. Phillips 66's results are expected to be underwhelming, either exposing a breakdown in operations and the complete failure of the company's integrated business model – or showing that the company may be deliberately downplaying performance. If the consensus estimates for Phillips 66's results are indeed accurate, they suggest that the company's conglomerate structure provides no meaningful value to shareholders or insulation from severe fluctuations in earnings.

IF YOU CAN'T IMPROVE RESULTS, LOWER EXPECTATIONS?

Typically, executives at major companies meet with Wall Street research analysts covering their stocks ahead of quarterly earnings reports. It's a chance to update analysts on the quarter, informing the earnings previews they publish for their investor clients.

Since Phillips 66 began hosting preview calls with analysts during the first week of April, the consensus estimate for its first-quarter earnings per share has tumbled – suggesting that management is aggressively talking down expectations for the quarter. Analysts have responded by lowering their earnings forecasts. Meanwhile, EPS estimates for Phillips 66's peers have declined significantly less during the same period.

Q1 2025 CONSENSUS EPS REVISIONS


PHILLIPS 66 STARTS PREVIEW CALLS WITH SELL-SIDE ANALYSTS
(Apr 7, 2025)
Midstream Peer Avg.
Chemicals Peer Avg.
Refining Peer Avg.
Phillips 66

Source: Bloomberg as of April 16, 2025. Normalized to 100% as of March 2, 2025.

Note: Refining Peer Avg. reflects the average of MPC and VLO. Midstream Peer Avg. reflects the average of TRGP, EPD, MPLX and OKE. Chemicals Peer Avg. reflects the average of DOW and LYB.

Is Phillips 66 leadership lowballing expectations? Or does the negative guidance indicate a deeply disappointing quarterly report to come? Either scenario underscores the need for a meaningful change at Phillips 66.

MORE ACCOUNTABILITY. LESS RHETORIC.

Phillips 66 management shouldn't expect applause for lowering—and then beating—expectations while its competitors outperform. And if results are in fact as poor as management appears to be indicating to analysts, the case for leadership, operational and strategic change becomes even stronger.

Shareholders should approach Phillips 66's upcoming quarterly report with an extra dose of scrutiny. Don't be fooled by an entrenched leadership team continuing to claim success in the face of weak results.

Elliott's Streamline 66 Presentation →

[1]Third-party survey conducted as of March 2025. Percentage based on analysis performed by Elliott's proxy solicitation firm, equivalent to 44.3% of total outstanding shares.

VOTE FOR CHANGE TODAY

Your vote matters, regardless of how many shares you own. Phillips 66's annual meeting is scheduled to be held virtually on May 21, 2025. We strongly urge you to vote the **GOLD** card FOR Elliott's outstanding slate of director nominees, and FOR our proposed corporate governance enhancements.

How To Vote →





STREAMLINE 66 GOLD PROXY CARD
ELLIOTT NOMINEES
FOR
WITHHOLD
Brian S. Coffman
Sigmund L. Cornelius
Michael A. Heim
Stacy D. Nieuwoudt
OPPOSED PHILLIPS 66 NOMINEES
A. Nigel Hearne
John E. Lowe
Robert W. Pease
Howard L. Ungerleider
PROPOSALS
Strong recommendation to vote "FOR" Proposal 2
No recommendation with respect to Proposals 3, 4, 5
Strong recommendation to vote "FOR" Proposal 6

STREAMLINE 66

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Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh



Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.





STREAMLINE 66

Home | Nominees | Podcast | Materials | About Elliott | Contact | How To Vote

KEY ISSUES

THE ISSUES AT STAKE FOR PHILLIPS 66

Explore the key issues driving the Streamline 66 campaign – where Phillips 66 went wrong, how the Company can regain its industry-leading position and boost returns, and what shareholders need to do to enact positive change.



SANDBAGGING? OR A BROKEN BUSINESS MODEL?
IF YOU CAN'T IMPROVE RESULTS, LOWER EXPECTATIONS?

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MAKES $10M PERSONAL INVESTMENT IN PHILLIPS 66, OFFERS EXPERTISE AND ASSISTANCE

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PHILLIPS 66: POOR ASSETS OR POOR LEADERSHIP?

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YOUR VOTE MATTERS, NO MATTER HOW MANY SHARES YOU OWN
VOTE YOUR SHARES
REGISTERED HOLDERS: FOUR WAYS TO CAST YOUR VOTE

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A SHOCKING LACK OF AMBITION

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STREAMLINE 66

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

     

E / cFriedman@elliottmgmt.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

